Exhibit 99.10

TOWER ONE ARGENTINA UPDATE: 10 CELL SITES & REAL ESTATE SUBSIDIARY

VANCOUVER, BC, Canada – March 15, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (the “Company”) announces that its newly incorporated subsidiary in Argentina has received leases for 5 cell tower sites and expects construction to commence shortly. Furthermore, the Company has applied for permits for 10 tower sites.

All 10 of these locations are in the densely populated and the economically important capital city of Buenos Aries. As part of the company’s strategy it has setup a real estate subsidiary company TOWER TWO SAS which will purchase and own the real estate on which its cellular towers will be built, providing a stronger asset base and additional lease revenue.

This brings the company’s LATAM portfolio to 30 sites (7 cellular towers built and 23 site acquisitions).

Alex Ochoa, CEO, states: “This is a major milestone for the Company’s newly incorporated subsidiaries in Argentina. Since the inception of operations in February, it has quickly moved forward building a real estate division and laying the ground work for building its tower portfolio. We intend for Tower One to be one of the early movers in Argentina’s cellular renaissance, to benefit all our stakeholders.”

About Argentina Telecom

Although Argentina has one of the more advanced telecom infrastructures in Latin America, significant investment is still required in the coming years to update service in rural areas. The government has embarked on a progressive, large-scale National Broadband Plan, which contemplates over 10,000 new cell sites over the next three years. After the election in December 2015, Argentina’s President, a former businessman, promised to bring in reforms to entice international investments in infrastructure. Minister of Communications Oscar Aguad said in September that the new regulatory reforms could lead to US$20 billion in telecom infrastructure investments over the next four years.

About Tower One Wireless Corp

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is the only publicly traded small cap entry in to the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. At Managements election 30 million shares issued to Tower One Management cannot be sold for 3 years. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

We seek Safe Harbor.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.